EXHIBIT (d)(2)(D)

Ameritas Life Insurance Corp.

CHILDREN’S INSURANCE RIDER

PERSONS INSURED. This rider insures each child of the insured if the child is:

(1)	named in the application for this rider; or
(2)	born after the date of the application; or
(3)	adopted by the insured after the date of the application and before the child’s 18th birthday.

This rider does not insure any child less than 15 days old nor after the child’s 25th birthday.

PAYMENT OF INSURANCE. We will pay the benefit amount under this rider as soon as we receive satisfactory proof that an insured child died while this rider is in force. Unless otherwise provided, the benefit will be paid to:

(1)	the insured, if living; otherwise
(2)	the insured’s spouse, if any; otherwise
(3)	the estate of the deceased.

DEATH OF INSURED. If the insured dies (except by suicide within two years of the effective date of this rider), existing insurance on each insured child will be continued at no cost until the child’s 25th birthday. Conversion will be allowed as provided by this rider. If the insured commits suicide during the first two years of the policy, there is a 31 day period for conversion for each insured child.

CONVERSION PRIVILEGE. You may convert the insurance on each insured child, without evidence of insurability, no later than 31 days after the insured child’s 25th birthday. The face amount of the new policy must be at least $25,000. You must give us written notice. Before the insured child’s 25th birthday, the face amount of the new policy may not exceed the benefit amount of the rider on the date of conversion. On or after the insured child’s 25th birthday, the face amount of the new policy may not exceed five times the benefit amount of the rider on the date of conversion.

The new policy may be any permanent plan issued by us on the date of conversion. The date of conversion will be the monthly date following written notice to us. The policy date of the new policy will be the date of conversion. Insurance under this rider on that insured child will terminate on the date of conversion. The incontestability and suicide provisions of the new policy shall be measured from the effective date of this rider up to the benefit amount of this rider on the date of conversion. For any additional face amount, the incontestability and suicide provisions will run from the effective date of the new policy.

INCONTESTABILITY . In the absence of fraud, we will not contest this rider with respect to each insured child after the benefit amount on that child has been in force during that child’s life for two years. Our total liability will be to return the monthly rider charges paid while the insurance on that child’s life was in force. We will not contest any increased benefit amount later than two years after its effective date. Our total liability for that increase will be to return the monthly rider charges for that increase paid while the increase was in force for that child. If this rider is reinstated, the incontestable period will start over again beginning on the reinstatement date, but only for statements made in the application for reinstatement.

SUICIDE. If any insured child under this rider commits suicide (while sane or insane) within two years after the date that child’s insurance starts, our total liability will be to return the monthly rider charges paid while the insurance on that child was in force. If any insured child under this rider commits suicide (while sane or insane) within two years after the effective date for an increase in the benefit amount, our total liability for that increase will be to return the monthly rider charges paid while the increase was in force for that child.

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TERMINATION. This rider will terminate:

(1)	when the policy terminates for any reason other than the death of the insured; or
(2)	on the first monthly date after you give us written notice; or
(3)	on the expiry date shown on the policy schedule.

REINSTATEMENT. You may put this rider back in force by written notice to us if:

(1)	the policy is in force;
(2)	you provide us with evidence of insurability on each insured child within five years after the rider terminated; and
(3)	enough premium is paid to keep this rider in force for three months.

CONTRACT. This rider is made a part of the policy and is based on the application and any supplemental applications for this rider.

MONTHLY COST OF BENEFIT. We will deduct the monthly cost of this rider until it terminates, except as stated in the Death of Insured provision.

RIDER SPECIFICATIONS. The effective date, benefit amount, and monthly cost for this rider are shown on the policy schedule.

AMERITAS LIFE INSURANCE CORP.

Secretary	President

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